UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ISONICS CORPORATION

(Name of Issuer)

COMMON STOCK,  NO PAR VALUE

(Title of Class of Securities)

464895101

(CUSIP Number)

Richard Grossman

259 Oakford Street

West Hempstead, New York 11552

(516) 539-1993

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2004

(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement ☐.  (A fee is not required only if the filing person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464895101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RICHARD GROSSMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 701,141

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 701,141

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 701,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ORIN HIRSCHMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,422

	8.	Shared Voting Power 680,719

	9.	Sole Dispositive Power 20,422

	10.	Shared Dispositive Power 680,719

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 701,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADAM SMITH CAPITAL MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 564,996

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 564,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADAM SMITH INVESTMENT PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 564,996

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 564,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DIAMOND CAPITAL MANAGEMENT INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 115,723

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 115,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADAM SMITH INVESTMENTS, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 115,723

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 115,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RICHARD AND ANA GROSSMAN JTWROS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,422

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This  Statement on Schedule 13D relates to the shares of Common  Stock,  no par value per share (the “Shares”), of Isonics Corporation, a California corporation (the “Company”).  The principal executive offices of the Company are located at 5906 McIntyre Street, Golden, Colorado 80403.

Item 2.	Identity and Background

(a) This  Statement is filed by Richard Grossman  and Orin Hirschman by virtue of their direct beneficial ownership of Shares and as the owner of each of Adam Smith Capital Management LLC (“ASCM”) and Diamond Capital Management Inc. (“DCM”); by DCM by virtue of being the Investment Manager of Adam Smith Investments, Ltd., a British Virgin Islands corporation (“ASI”); by ASCM, by virtue of being the sole general partner of Adam Smith Investment Partners, L.P. (“ASIP”); by ASIP by virtue of its direct beneficial ownership of Shares, and by Richard and Ana Grossman JTWROS by virtue of their direct beneficial ownership of Shares.  By virtue of the relationships described above, each of Richard Grossman and Orin Hirschman may be deemed to possess indirect beneficial ownership of the Shares held by each entity.

(b) The principal executive offices of ASCM, ASIP, DCM are c/o Richard Grossman, 259 Oakford Street, West Hempstead, NY 11552 and c/o Orin Hirschman, 6006 Berkeley Ave., Baltimore, MD 21209.  The business address of Richard Grossman and Ana Grossman JTWROS is 259 Oakford Street, West Hempstead, NY 11552.  The business address of Orin Hirschman is 6006 Berkeley Ave., Baltimore, MD 21209.  The address of the principal executive offices of ASI is c/o Insinger Fund Administration (BVI) Limited, Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(c) ASCM and DCM provide investment advisory services.  ASI and ASIP are investment vehicles.  Each of Richard Grossman and Orin Hirschman’s principal business is acting as an officer and/or director of ASCM and DCM.

(d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ASCM is a New York limited liability company. DCM is a New York corporation. ASI is a British Virgin Islands corporation.  ASIP is a New York limited partnership. Richard Grossman, Ana Grossman, and Orin Hirschman are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Since the filing of Amendment No. 3 to the Schedule 13D on February 17, 2004 the Reporting Persons have converted their shares of Series A Preferred Stock into Common Stock and have sold Shares of Common Stock.

Item 4.	Purpose of Transaction

Each of the reporting persons acquired the securities that are the subject of this Schedule 13D (the “Securities”) for investment only. Depending upon their evaluations of the Company’s investments and prospects, and upon future developments (including, but not limited to, market for the Securities, the effective yield on the Securities, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase additional Securities, dispose of all or a portion of the Securities that it holds, or cease buying or selling the Securities. Any such additional purchases or sales of the Securities may be in open market or privately-negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer

(a) All of the Shares beneficially owned by the Reporting Persons are shares of Common Stock issued upon conversion of Series A Preferred Stock.  The Company, as of April 19, 2004, had outstanding 15,119,913 shares of Common Stock.  As of April 28, 2004:  Richard Grossman is the direct beneficial owner of 20,422 Shares, and the indirect beneficial owner of 680,719 Shares, representing beneficial ownership of 4.6% of the Shares; Orin Hirschman is the direct beneficial owner of 20,422 Shares, and the indirect beneficial owner of 680,719 Shares, representing beneficial ownership of 4.6% of the shares; ASI is the direct beneficial owner of 115,723 Shares, representing beneficial ownership of 0.8% of the Shares; DCM is the indirect beneficial owner of 115,723 Shares, representing beneficial ownership of 0.8% of the Shares; ASIP is the direct beneficial owner of 564,996, representing beneficial ownership of 3.7% of the Shares; ASCM is the indirect beneficial owner of 564,996 Shares, representing beneficial ownership of 3.7% of the Shares; Richard and Ana Grossman JTWROS are the direct beneficial owners of 20,422 shares, representing beneficial ownership of 0.1%.

(b) Richard Grossman has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 701,141 Shares of which he may be deemed the beneficial owner. Orin Hirschman has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 20,422 Shares of which he may be deemed the beneficial owner, and shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 680,719 Shares of which he may be deemed the beneficial owner.  ASCM has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 564,996 Shares of which it may be deemed the beneficial owner.  ASIP has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 564,996 Shares of which it may be deemed the beneficial owner.  DCM has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 115,723 Shares of which it may be deemed the beneficial owner.  ASI has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 115,723 Shares of which it may be deemed the beneficial owner.  Richard and Ana Grossman JTWROS have sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 20,422 Shares.

(c) Richard and Ana Grossman JTWROS, Orin Hirschman, ASI and ASIP all converted their shares of Series A Preferred Stock.  Richard and Ana Grossman JTWROS sold 19, 578 Shares; Orin Hirschman sold 19,578 Shares; ASI sold 110,945 Shares; and ASIP sold 541,672 Shares.

(d) Not Applicable
(e) Richard Grossman, Orin Hirschman, ASCM, and ASIP ceased to be beneficial owners of five percent or more of the Common Stock of the Company on April 28, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.

Item 7.	Material to Be Filed as Exhibits
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2004.

/s/ Richard Grossman
Richard Grossman

/s/ Orin Hirschman
Orin Hirshman

ADAM SMITH CAPITAL MANAGEMENT LLC

	By:	/s/ Richard Grossman
Richard Grossman

ADAM SMITH INVESTMENT PARTNERS, L.P.

	By:	ADAM SMITH CAPITAL MANAGEMENT LLC

		By:	/s/ Richard Grossman
Richard Grossman

DIAMOND CAPITAL MANAGEMENT INC.

	By:	/s/ Richard Grossman
Richard Grossman

ADAM SMITH INVESTMENTS, LTD.

By:	DIAMOND CAPITAL MANAGEMENT INC.

	By:	/s/ Richard Grossman
Richard Grossman

ADAM SMITH & COMPANY, INC.

By:	/s/ Richard Grossman
Richard Grossman

RICHARD AND ANA GROSSMAN JTWROS

/s/	Richard Grossman
Richard Grossman

/s/	Ana Grossman
Ana Grossman